Filed Pursuant to Rule 433
Registration No. 333-149887
March 25, 2008
PRICING TERM SHEET
Newell Rubbermaid Inc.
6.25% Notes due April 15, 2018

Issuer:	Newell Rubbermaid Inc.
Note Type:	Senior Unsecured Notes
Offering Format:	SEC Registered
Size:	$250,000,000
Denomination:	$1,000 x $1,000
Maturity Date:	April 15, 2018
Coupon:	6.25%
Interest Payment Dates:	April 15 and October 15, commencing October 15, 2008
Day Count Convention	30/360
Price to Public:	99.701%
Benchmark Treasury:	UST 3.50% due February 15, 2018
Benchmark Treasury Yield:	3.49%
Spread to Benchmark Treasury:	T + 280 bps
Yield:	6.29%
Make-Whole Call:	T + 50 bps
Expected Settlement Date:	March 28, 2008
CUSIP:	651229 AG1
Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc. BBB+ by Standard & Poor’s Ratings Services BBB By Fitch Inc.
Joint Book-Running Managers:	Barclays Capital Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co.
Sr. Co-Managers:	Banc of America Securities LLC, BNP Paribas Securities Corp., J.P. Morgan Securities Inc., Mitsubishi UFJ Securities International plc
Co-Managers:	ING Financial Markets LLC
Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275, Citigroup Global Markets Inc. toll free at 1-877-858-5407, or Goldman, Sachs & Co. toll-free at 1-866-471-2526.